                                                                    Exhibit 99.2

                             MATERIAL CHANGE REPORT

                SUBSECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                 AND EQUIVALENT SECTIONS IN THE SECURITIES ACTS
                    OF EACH OF THE OTHER PROVINCES OF CANADA

1.                REPORTING ISSUER
                  ----------------

Wheaton River Minerals Ltd.
Waterfront Centre, Suite 1560
200 Burrard Street
Vancouver, BC  V6C 3L6

2.                DATE OF MATERIAL CHANGE
                  -----------------------

September 3, 2003

3.                PRESS RELEASE
                  -------------

A press release with respect to the material change referred to in this report was issued on September 4, 2003 and subsequently filed on SEDAR.

4.                SUMMARY OF MATERIAL CHANGE
                  --------------------------

Wheaton River Minerals Ltd. ("Wheaton River") announced that it has entered into agreements with Teck Cominco Limited ("Teck Cominco") and Miranda Mining Corporation ("Miranda") to acquire a 100% interest in the Los Filos Gold Deposit, together with a 21.2% interest (of which 14% is a carried interest) in the El Limon Gold Deposit, both located in Guerrero State, Mexico, for an aggregate of US$87 million in cash.

5.                FULL DESCRIPTION OF MATERIAL CHANGE
                  -----------------------------------

Wheaton River announced that it has entered into agreements with Teck Cominco and Miranda to acquire a 100% interest in the Los Filos Gold Deposit, together with a 21.2% interest (of which 14% is a carried interest) in the El Limon Gold Deposit, both located in Guerrero State, Mexico, for US$87 million in cash.

LOS FILOS GOLD DEPOSIT
----------------------

Wheaton River is acquiring a 100% interest in the open pittable Los Filos Gold Deposit. Teck Cominco has explored Los Filos with over 400 drillholes totaling 90,000 metres of drilling and using a cutoff of 0.5 grams of gold per tonne ("g Au/t"), estimated a measured and indicated resource of 38.4 million tonnes grading 1.44 g Au/t (1.77 million ounces) and inferred resources of 11.0 million tonnes grading 1.35 g Au/t. Column testwork to date on Los Filos samples has indicated heap leach recoveries in excess of 70%, and Wheaton River will be investigating the potential benefits of fine-grinding a higher grade portion of the ore feed.

On several satellite zones within one kilometre of Los Filos, early stage exploration indicates potential to expand the resource base.

Wheaton River plans to complete a feasibility study on the Los Filos deposit during 2004, and commence construction immediately thereafter. Capital costs are expected to be in the order of US$80 million, which Wheaton intends to fund through a combination of project debt and internally generated cash. This mine will start production in late 2005.

EL LIMON GOLD DEPOSIT
---------------------

Wheaton River is also acquiring a 21.2% interest in the El Limon Gold Deposit, (of which 14% is a carried interest) with Teck Cominco owning the remaining 78.8%. The El Limon Gold Deposit is a series of skarn related deposits located 15 kilometres north of Los Filos. In September 2002, Teck Cominco completed a resource estimate based on 35 reverse circulation drill holes and 25 diamond drill holes totaling approximately 10,000 metres of drilling. Using a cutoff grade of 0.8 g Au/t, inferred resources totaled 15.9 million tonnes grading 3.35 g Au/t.

Subsequent drilling by Teck Cominco has focused on expanding the resources of the El Limon Gold Deposit, and several new zones have been identified. Teck Cominco has only recently completed the latest drilling campaign, and is currently updating the resource estimate for El Limon. The updated resource estimate is expected by the end of September 2003. Wheaton River is excited to partner with Teck Cominco in advancing the El Limon deposit towards production.

NUKAY MINE
----------

Wheaton River is also acquiring the Nukay Mine situated in Guerrero State, Mexico, which has been in operation for almost 20 years. The Nukay operation has produced approximately 90,000 ounces of gold over the last five years at an average cash cost of US$164 per ounce. Wheaton River intends to conduct a thorough review of mining operations upon completion of the acquisition.

SUMMARY OF THE ACQUISITION
--------------------------

The Los Filos Gold Deposit is owned by Minera Nuteck S.A. de C.V. ("Nuteck") which is owned 70% by Teck Cominco and 30% by Miranda. Miranda is also the indirect owner of 21.2% of Minera Media Luna S.A. de C.V. ("MML") which owns 100% of the El Limon Gold Deposit. The remaining 78.8% of MML is indirectly owned by Teck Cominco. Miranda is also the indirect owner of a small producing gold mine known as the Nukay Mine.

Wheaton River has entered into a letter agreement (the "Teck Agreement") with Teck Cominco pursuant to which Wheaton River will acquire all of the shares of Nuteck indirectly held by Teck Cominco for US$48.4 million payable in cash. The purchase of the Nuteck shares by Wheaton River is subject to a number of conditions, including entering into a definitive agreement of purchase and sale and Wheaton River completing the acquisition of Miranda as detailed below.

Wheaton River has also entered into a pre-acquisition agreement (the "Pre-Acquisition Agreement") with Miranda pursuant to which Wheaton River has agreed to make an all cash take-over bid (the "Offer") to acquire all of Miranda's common shares for a total cash consideration of US$38.6 million, representing a price of US$0.537 per Miranda common share on a fully-diluted basis.

The Pre-Acquisition Agreement contains provisions which allow Wheaton River to reduce the amount of consideration payable to the Miranda shareholders in certain circumstances. In particular, Miranda has provided Wheaton River with a list of all adjustments estimated by Miranda that are required to be made to the current liabilities of Miranda as at June 30, 2003 to fairly present such amounts as at August 31, 2003 after taking into account all of Miranda's closing costs and expenses relating to the Offer. Miranda agreed that the aggregate amount of the consideration payable to the Miranda shareholders would be reduced should it be determined that Miranda's actual increase in current liabilities from June 30, 2003 to August 31, 2003, after taking into account all of Miranda's closing costs and expenses and the proceeds from the exercise of all warrants, options and other convertible securities of Miranda prior to completion of the Offer, exceeds the total amount of the adjustments to current liabilities, as notified to Wheaton River, by more than US$100,000. In such event the consideration payable to the Miranda shareholders would be reduced by the amount in excess of US$100,000.

Wheaton River's obligation to conclude the transaction is subject to the following conditions, each of which must be satisfied or waived by Wheaton
River:

     (a) there shall have been validly deposited under the Offer, and not withdrawn, at least 90% of the total number of outstanding Miranda common shares (calculated on a diluted basis) (the "Minimum Condition");

     (b) all outstanding options, warrants and rights, if any, to acquire Miranda common shares, including all securities convertible into Miranda common shares shall have been exercised, cancelled or otherwise dealt with on terms satisfactory to Wheaton River acting in its sole discretion and Miranda shall have amended any share option or other incentive plan so as to facilitate such actions;

     (c) all other necessary government and regulatory approvals and consents (including without limitation, a ruling of the Canadian securities regulatory authorities as to certain issues associated with the Teck

           Agreement and those of any stock exchange or other regulatory authority), shall have been obtained on terms acceptable to Wheaton River in its discretion and no objection or opposition shall have been filed, initiated or made by any governmental or regulatory body during any applicable statutory or regulatory working or other period;

      (d) there shall not have occurred either (i) on or after the date of the Offer, or (ii) prior to the date of the Pre-Acquisition Agreement but without the knowledge of Wheaton River, any change (or any condition, event or development which could reasonably be expected to result in a change) in the business, operations, assets, liabilities (whether absolute, accrued, contingent or otherwise), capitalization, condition (financial or otherwise), or results of operations of Miranda or any of its subsidiaries taken as a whole which has or may reasonably be expected to have a material adverse effect on the value of Miranda or any of its subsidiaries;

      (e) there shall not be any prohibition in law (including, without limitation, any statute, regulation, rule, order or injunction) enjoining or prohibiting the sale to or the purchase by Wheaton River, directly or indirectly, of the Miranda common shares in accordance with the Offer or the right of Wheaton River to own Miranda common shares;

      (f) Miranda shall not be in default in any material respect of any of its obligations under the Pre-Acquisition Agreement and the representations and warranties made by Miranda in the Pre-Acquisition Agreement that are not qualified as to materiality shall be true and correct in all material respects and the representations and warranties of Miranda that are qualified as to materiality shall be true and correct as of each date Miranda common shares are taken up and paid for under the Offer, as the case may be, and the Pre-Acquisition Agreement shall not have been otherwise terminated in accordance with its terms;

      (g) there shall not be (i) any outstanding act, action, suit, investigation or proceeding taken or threatened before or by any domestic or foreign arbitrator, court or tribunal or any governmental agency or other regulatory authority or any administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, or (ii) any law, regulation or policy proposed, enacted, promulgated or applied, in each case: (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to Wheaton River of the Miranda common shares pursuant to the Offer or the right of Wheaton River to own or exercise full rights of ownership of the Miranda common shares, or (B) which, if the Offer were consummated, could materially and adversely affect Miranda and its subsidiaries taken as a whole or which could prevent completion of the acquisition by Wheaton River of the Miranda common shares pursuant to a subsequent acquisition transaction;

      (h) the consulting agreement and all amendments and supplements thereto (the "Consulting Agreement") made between Compania Minera Nukay S.A. de C.V. ("Nukay") and Industrias Miral S.A. de C.V. ("Industrias") shall have been terminated in a manner satisfactory to Wheaton River and each of Industrias and Enrique Miranda-Paz shall have released each Miranda subsidiary and Wheaton River from any and all liability and obligation, past, present or future, under the Consulting Agreement including, without limitation, any and all liability in respect of such termination; and

      (i) the transaction with Teck Cominco shall have been completed in accordance with the Teck Agreement.

The foregoing conditions are for the exclusive benefit of Wheaton River and may be asserted by Wheaton River regardless of the circumstances and may be waived by Wheaton River in its sole discretion, in whole or in part, individually or collectively, at any time and from time to time without prejudice to any other rights that Wheaton River may have under the Offer.

Shareholders of Miranda owning or controlling 61.5% of the outstanding Miranda shares, including Teck and Enrique R. Miranda-Paz, Miranda's Chairman, President and Chief Executive Officer, have entered into Lock-Up and Support Agreements with Wheaton River pursuant to which they have irrevocably committed to tendering their Miranda shares to Wheaton River's offer and to otherwise support the transaction.

The board of directors of Miranda has determined that the consideration payable to the Miranda shareholders pursuant to the Offer is fair, from a financial point of view, to the Miranda shareholders and that the Offer is in the best interests of the Miranda shareholders. The Offer will be made by way of an all cash take-over bid to be governed by applicable securities laws. The take-over bid will be subject to customary terms and conditions, including the condition that at least 90% of the Miranda shares are tendered to the bid. The bid will also be subject to Wheaton River completing the acquisition of Teck Cominco's 70% interest in Nuteck, which condition may be waived by Wheaton River.

Closing of the acquisition of the Nuteck shares from Teck Cominco and completion of the take-over bid for the Miranda shares will likely occur within the next 60 days. Completion of the transactions is also subject to, among other things, receipt of all requisite regulatory approvals and third party consents by Wheaton River.

MINERAL RESERVES AND RESOURCES
------------------------------

The following table sets forth the Mineral Reserves for the Nukay Mine as at December 31, 2001:

                   PROVEN AND PROBABLE MINERAL RESERVES(1)(2)

       --------------------- -------------- -------------- ---------------
       CATEGORY                  TONNES       GOLD GRADE   CONTAINED GOLD
                               (MILLION)       (G AU/T)         (OZ)
       --------------------- -------------- -------------- ---------------
       --------------------- -------------- -------------- ---------------
       Proven                           0.9           4.46         135,000
       --------------------- -------------- -------------- ---------------
       --------------------- -------------- -------------- ---------------
       Probable                         1.1           3.92         139,000
       --------------------- -------------- -------------- ---------------
       --------------------- -------------- -------------- ---------------
       Total                            2.0            4.2         274,000
       --------------------- -------------- -------------- ---------------

--------------------------
       (1) The Mineral Reserve estimate for the Nukay Mine set out in the table above have been prepared by David R. Budinski, P. Geo. of Orcan Mineral Consultants. The Mineral Reserves are classified as Proven and Probable, and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2002 ("CIM Standards").
       (2) The Mineral Reserves were estimated using an open pit cut-off grade of 1.0 g Au/t, an underground cut-off grade of 2.5 g Au/t, and a gold price of US$275/oz.

The following table sets forth the estimated Mineral Resources for the Los Filos Gold Deposit, the El Limon Gold Deposit and the Nukay Mine as at August 2002 in the case of the Los Filos Gold Deposit and the El Limon Gold Deposit and December 31, 2001 in the case of the Nukay Mine:

                         MEASURED, INDICATED AND INFERRED MINERAL RESOURCES(1)(2)(3)(4)(5)

       ------------------------------------ --------------- ------------------------- ----------------------
       CATEGORY                                 TONNES             GOLD GRADE             CONTAINED GOLD
                                              (MILLIONS)            (G AU/T)               (MILLION OZ)
       ------------------------------------ --------------- ------------------------- ----------------------
       ------------------------------------ --------------- ------------------------- ----------------------
       Los Filos - Indicated                           38.4                      1.44                   1.77
       ------------------------------------ --------------- ------------------------- ----------------------
       ------------------------------------ --------------- ------------------------- ----------------------
       Los Filos - Inferred                            11.0                      1.35                    n/a
       ------------------------------------ --------------- ------------------------- ----------------------
       ------------------------------------ --------------- ------------------------- ----------------------
       El Limon - Inferred                             15.8                      3.35                    n/a
       ------------------------------------ --------------- ------------------------- ----------------------
       ------------------------------------ --------------- ------------------------- ----------------------
       Nukay - Measured + Indicated                     1.9                      5.04                   0.31
       ------------------------------------ --------------- ------------------------- ----------------------
       ------------------------------------ --------------- ------------------------- ----------------------
       Nukay - Inferred                                 3.2                      3.37                    n/a
       ------------------------------------ --------------- ------------------------- ----------------------

--------------------------
       (1) The Mineral Resource estimate for the Los Filos Gold Deposit set out in the table above have been prepared by Marek Nowak, P.Eng of Nowak Consultants Inc. The Mineral Resource estimate for the El Limon Gold Deposit set out in the table above have been prepared under the general supervision of William P. Armstrong, P. Eng., an employee of Teck Cominco. The Mineral Resource estimate for the Nukay Mine set out in the table above have been prepared by David
             R. Budinski, P. Geo. of Orcan Mineral Consultants. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on CIM Standards.
       (2) The Mineral Resources were estimated using a cut-off grade of 0.5 g Au/t for the Los Filos Gold Deposit, 0.8 g Au/t for the El Limon Gold Deposit and 1.0 g Au/t for the Nukay Mine.
       (3) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
       (4) Teck Cominco has reported Mineral Resources for the Los Filos Gold Deposit as at December 31, 2002 of: (i) 5.2 million tonnes of Measured Mineral Resources with a grade of 2.24 g Au/t; (ii) 16.9 tonnes of Indicated Mineral Resources with a grade of 1.96 g Au/t; and (iii) 5.9 million tonnes of Inferred Mineral Resources with a grade of 2.00 g Au/t. Teck Cominco's estimate was based on a cut-off grade of 0.8 g Au/t and the use of a mill processing facility. The Mineral Resources set in the table above were estimated using a cut-off grade of 0.5 g Au/t based on ore being processed at a heap leach facility.
       (5) Teck Cominco has reported Mineral Resources for the El Limon Gold Deposit as at December 31, 2002 of 13.4 million tonnes of Inferred Mineral Resources with a grade of 3.53 g Au/t based on Mineral Resources within an open pit shell outlined by a preliminary scooping study on the El Limon Gold Deposit. The Mineral Resources set out in the table above are in situ resources.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This material change report uses the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DRILL RESULTS
-------------

Select drill results by Teck Cominco on certain satellite targets around the Los Filos Gold Deposit are summarized as follows:

                           SELECT DRILLHOLE INTERCEPTS, LOS FILOS SATELLITE DEPOSITS(1)

              ZONE                   DRILLHOLE       FROM       TO        INTERVAL        GRADE
                                                     (M)        (M)         (M)         (G AU/T)
--------------------------------- ---------------- --------- ---------- ------------- --------------
--------------------------------- ---------------- --------- ---------- ------------- --------------
      Zona 70 (Mag Ridge)             TND-01           33.8       58.2          24.4            3.0
      Zona 70 (Mag Ridge)             TNP-70           33.5      230.1         196.6            1.6
      Zona 70 (Mag Ridge)             TNP-71           77.7      111.3          33.5            2.0
      Zona 70 (Mag Ridge)             TNP-81           35.1      103.6          68.6            3.0
      Zona 70 (Mag Ridge)             TNP-87           27.4       91.4          64.0            1.8
      Zona 70 (Mag Ridge)             TNP-97          198.1      221.0          22.9            3.1
      Zona 70 (Mag Ridge)             TNP-485         118.9      141.7          22.9            5.3
      Zona 70 (Mag Ridge)             TNP-496         202.7      217.9          15.2            3.1
--------------------------------- ---------------- --------- ---------- ------------- --------------
--------------------------------- ---------------- --------- ---------- ------------- --------------
          Creston Rojo                TND-14           59.6      106.5          46.9            1.7
          Creston Rojo                TNP-100          59.4      118.9          59.4            2.7
          Creston Rojo                TNP-226         109.7      121.9          12.2            2.2
          Creston Rojo                TNP-234          86.9      131.1          44.2            1.3
          Creston Rojo                TNP-285         105.2      131.1          25.9            1.8
          Creston Rojo                TNP-288          70.1       82.3          12.2            2.8
--------------------------------- ---------------- --------- ---------- ------------- --------------
--------------------------------- ---------------- --------- ---------- ------------- --------------
       Deep Creston Rojo              TNP-103         219.5      251.5          32.0            4.9
       Deep Creston Rojo              TNP-114         234.7      266.7          32.0           17.1
       Deep Creston Rojo              TNP-234         228.6      265.2          36.6           10.1
       Deep Creston Rojo              TNP-426         211.8      219.5           7.6            7.0
--------------------------------- ---------------- --------- ---------- ------------- --------------
--------------------------------- ---------------- --------- ---------- ------------- --------------
           El Grande                  TNP-272          88.4       96.0           7.6            3.1
           El Grande                  TNP-279           3.1       50.3          47.2            1.3
           El Grande                  TNP-305           4.6       49.0          24.4            4.9

--------------------------
       (1) This drilling was completed under the supervision of Teck Cominco staff during the mid 1990s.

A selection of the recent drill results for the El Limon Gold Deposit, all post dating the last resource estimate, is summarized as follows:

                         SELECT DRILLHOLE INTERCEPTS SINCE RESOURCE ESTIMATE, EL LIMON(1)

            ZONE                  DRILLHOLE       FROM        TO       INTERVAL        GRADE
                                                   (M)        (M)         (M)         (G AU/T)
------------------------------ ---------------- ---------- ---------- ------------ ---------------
------------------------------ ---------------- ---------- ---------- ------------ ---------------
          El Limon                DLIM-109           64.4       65.6          1.2           220.5
          El Limon                DLIM-109          190.4      193.4          3.0             4.7
          El Limon                DLIM-109          228.3      231.0          2.7             4.5
------------------------------ ---------------- ---------- ---------- ------------ ---------------
------------------------------ ---------------- ---------- ---------- ------------ ---------------
         El Limon NW               DLIM-61            0.0       23.0         23.0             5.0
         El Limon NW               DLIM-61           52.0       55.2          3.2             5.0
         El Limon NW               DLIM-63            7.0       12.0          5.0            19.3
         El Limon NW               DLIM-64            0.0        3.9          3.9             8.1
         El Limon NW               DLIM-68            0.0       12.9         12.9            23.8
          including                                   2.6        3.9          1.3           181.4
         El Limon NW               DLIM-70            0.0       12.7         12.7             1.9
------------------------------ ---------------- ---------- ---------- ------------ ---------------
------------------------------ ---------------- ---------- ---------- ------------ ---------------
         La Amarilla               DLIM-73           23.0       24.5          1.5             3.5
         La Amarilla               DLIM-75          130.7      134.4          3.7             2.1
         La Amarilla               DLIM-84          142.8      145.0          2.2             7.5
------------------------------ ---------------- ---------- ---------- ------------ ---------------
------------------------------ ---------------- ---------- ---------- ------------ ---------------
         Los Guajes                DLIM-62           98.5      105.2          6.7             4.3
         Los Guajes                DLIM-76            9.4       14.0          4.6             6.0
         Los Guajes                DLIM-76           49.9      102.1         52.2             7.2
          including                                  73.3       82.4          9.1            24.9
         Los Guajes                DLIM-93           23.2       28.0          4.8             5.8
         Los Guajes               DLIM-101           54.5       61.1          6.6             4.6
         Los Guajes               DLIM-102           44.7       48.0          3.3            32.3
         Los Guajes               DLIM-105            3.0       12.0          9.0            40.2
         Los Guajes               DLIM-105           38.8       46.4          7.6             9.8
------------------------------ ---------------- ---------- ---------- ------------ ---------------
------------------------------ ---------------- ---------- ---------- ------------ ---------------
        Los Guajes W               DLIM-95          132.6      138.7          6.1            22.3
        Los Guajes W               DLIM-96          103.7      111.9          8.2             6.2
        Los Guajes W               DLIM-96          136.1      154.3         18.2            10.9
        Los Guajes W               DLIM-99           65.0       72.5          7.5             3.2
        Los Guajes W               DLIM-99          104.0      113.1          9.1             8.4
        Los Guajes W              DLIM-110           90.5      124.0         33.5             2.8
        Los Guajes W              DLIM-111          111.0     117.5*          6.5             5.2

--------------------------
       (1) Mr. Scott Monroe, an employee of Teck Cominco, has supervised the El Limon drilling program.

6.                RELIANCE ON SUBSECTION 75(3) OF THE SECURITIES ACT (ONTARIO)
                  ------------------------------------------------------------

Not applicable.

7.                OMITTED INFORMATION
                  -------------------

Not applicable.

8.                SENIOR OFFICER
                  --------------

For further information contact Ian W. Telfer, Chairman and Chief Executive Officer of Wheaton River at (604) 696-3000.

9.                STATEMENT OF SENIOR OFFICER
                  ---------------------------

The foregoing accurately discloses the material change referred to herein.


         DATED at Toronto, Ontario this 12th day of September, 2003.


                         WHEATON RIVER MINERALS LIMITED



                                Per: "Ian W. Telfer"
                                    ----------------------------------------
                                     Ian W. Telfer
                                     Chairman and Chief Executive Officer